SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM             TO
Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
(Full Title of the Plan)
AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
Financial Statements
Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
See Exhibit Index on page 2-1.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2014 AND 2013

Report of Independent Registered Public Accounting Firm

Compensation & Organization Committee
Benefit Plans Administration Committee
Investment and Employee Stock Ownership Plan
of Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
Spokane, Washington
June 17, 2015

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
Assets:
Investments (at Fair Value):
Common and Preferred Stock	$39,338,241	$34,668,813
Mutual Funds	311,041,043	280,634,820
Collective Trust	51,795,989	56,337,963
Total Investments	402,175,273	371,641,596

Receivables:
Employer Contributions	346,365	286,580
Broker Receivable for Unsettled Trades	—	67,104
Notes Receivable from Participants	5,656,768	5,537,057
Total Receivables	6,003,133	5,890,741

Cash	—	10,567

Total Assets	408,178,406	377,542,904

Liabilities:
Broker Payable for Unsettled Trades	—	(63,563)

Net Assets Reflecting Investments at Fair Value	408,178,406	377,479,341

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,542,637)	(1,527,459)

Net Assets Available for Benefits	$406,635,769	$375,951,882
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions:
Investment Income:
Interest Income	$12,396,457	$10,402,361
Net Appreciation in Fair Value of Investments	20,877,895	49,021,819
Total Investment Income	33,274,352	59,424,180

Interest Income on Notes Receivable from Participants	241,242	232,946

Contributions:
Employee Deferral	13,625,023	12,562,816
Employer Matching	6,846,562	6,205,400
Rollover	3,678,712	1,662,113
Total Contributions	24,150,297	20,430,329

Total Additions	57,665,891	80,087,455

Deductions:
Benefits Paid to Participants	(26,639,745)	(29,345,689)
Administrative Expenses	(342,259)	(250,949)
Total Deductions	(26,982,004)	(29,596,638)

Net Increase	30,683,887	50,490,817

Net Assets Available for Benefits:

Beginning of Year	375,951,882	325,461,065

End of Year	$406,635,769	$375,951,882
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2014, and amended May 8, 2014, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. All employees of Avista Corporation are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

Contributions
Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee’s annual before-tax contribution was subject to federal limits of $17,500 in 2014 and 2013. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee’s choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

Plan participants are automatically enrolled in the Plan upon eligibility at a 3% deferral rate, with an automatic increase of 1% each year up to 6%. Participants can opt out of the Plan at any time. Participants can change their deferral rate at any time.

The Corporation has an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee’s salary.

The Plan was amended effective January 1, 2011, to provide employees hired on or after January 1, 2011 a matching contribution of 100% of employee contributions that do not exceed 6% of the employee’s salary.

All non-collectively bargained employees hired on or after January 1, 2014, and collectively bargained Local 659 employees hired on or after April 1, 2014, receive a non-elective employer contribution based on the participant’s age.

The Plan was amended effective August 1, 2005, to provide that Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their Employee Stock Ownership Plan (ESOP) account.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participant contributions are 100% vested at all times. Participants vest 100% in the Company matching contribution after one year of service or upon death, disability or reaching normal retirement age.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is paid ratably through payroll deductions. Loan terms are up to five years, except for loans to fund the purchase of a principal residence, for which the loan may be repaid over a reasonable period that may extend up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime rate plus 1%. At December 31, 2014, interest rates ranged from 4.25% to 9.25%.

Payment of Benefits
Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

Forfeited Accounts
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $42,521 and $39,364, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company’s obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2014 and 2013, forfeitures in the amount of $19,698 and $25,269 were used to reduce employer contributions.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

Diversification
Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Common Stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Plan Administration

Committee (BPAC) determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make note repayments and the Plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
The Plan’s expenses are paid either by the Plan or the Company, as provided by the Plan document. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants and benefit payments are charged directly to the participant’s account and are included in administrative expense.

Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date that the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

NOTE 3. FAIR VALUE OF INVESTMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2014 and 2013.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Fund: Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common and Preferred Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Avista Corporation Company Stock Fund: The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$39,338,241	$—	$—	$39,338,241
Mutual Funds
Short-Term Reserves	4,199,328	—	—	4,199,328
Bond Funds	43,432,245	—	—	43,432,245
Balanced Funds (Stocks and Bonds)	69,919,726	—	—	69,919,726
Domestic Stock Funds	148,544,041	—	—	148,544,041
International Stock Funds	44,945,703	—	—	44,945,703
Collective Trust
Short-Term Reserves	—	51,795,989	—	51,795,989
Total Investments at Fair Value	$350,379,284	$51,795,989	$—	$402,175,273

	2013
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$34,668,813	$—	$—	$34,668,813
Mutual Funds
Short-Term Reserves	4,141,410	—	—	4,141,410
Bond Funds	34,373,013	—	—	34,373,013
Balanced Funds (Stocks and Bonds)	59,212,789	—	—	59,212,789
Domestic Stock Funds	139,059,207	—	—	139,059,207
International Stock Funds	43,848,401	—	—	43,848,401
Collective Trust
Short-Term Reserves	—	56,337,963	—	56,337,963
Total Investments at Fair Value	$315,303,633	$56,337,963	$—	$371,641,596

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2014
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust III	$51,795,989	$—	90 days	Daily

	2013
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust IV	$56,337,963	$—	90 days	Daily

The Vanguard Retirement Savings Trust III (VRST) seeks stability of principal and a high level of current income consistent with a two-three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments in VRST are limited to participant-directed defined contribution plans and, with Vanguard’s approval, other qualified pension plans. There are restrictions as to which types of investments a participant may transfer their money to/from VRST. The money a participant has invested in VRST may be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the Plan allows. However, once the money is transferred into such a fund, it must remain there for 90 days before it can be transferred into a shorter term bond or money market fund. A participant can always transfer the money back into VRST, even if it is less than 90 days since transferring the money out of VRST.

NOTE 4. INVESTMENTS
The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31:

		2014	2013
*	Vanguard Retirement Savings Trust III (at contract value)	$50,253,352	$—
*	Vanguard Retirement Savings Trust IV (at contract value)	—	54,810,504
*	Vanguard Institutional Index Fund	64,034,398	—
*	Vanguard 500 Index Fund	—	58,989,008
*	Vanguard Small Cap Growth Index Fund	23,074,926	24,650,638
*	Vanguard Total Bond Market Index Fund	38,996,889	31,650,608
*	Vanguard Wellington Fund	69,919,726	59,212,789
*	Avista Corporation Company Stock Fund	37,561,932	32,909,482
*	Vanguard Total International Stock Index Fund	26,997,763	25,956,402
* Designates party-in-interest.

Net appreciation in fair value of the Plan's investments (including investments bought, sold, and held during the year) was as follows as of December 31:

	2014	2013
Mutual Funds	$12,773,574	$43,665,486
Common and Preferred Stock	8,104,321	5,356,333
	$20,877,895	$49,021,819

Plan investments in the Avista Corporation Company Stock Fund represented 9.21% and 8.72% of total Plan assets at December 31, 2014 and 2013, respectively. For the years ended December 31, 2014 and 2013, on these investments the Plan experienced net appreciation in fair value of $8,060,000 and $5,260,000, respectively.

NOTE 5. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

NOTE 7. PLAN TAX STATUS
The Plan is placing reliance on an opinion letter dated August 1, 2013, received from the Internal Revenue Service (IRS) indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law. The Plan has been restated since receiving that letter and has applied for, but not received, a new opinion letter on the restated Plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS
The Plan investments are managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard is the trustee as defined by the Plan, and therefore, the investment transactions qualify as party-in-interest transactions. Arnerich Massena is the investment advisor for the Plan, and fees paid for investment advisory services qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services and investment advisory services are included in administrative expenses and were $241,334 and $208,799 for the years ended December 31, 2014 and 2013, respectively. Certain other expenses of the Plan for recordkeeping, legal and accounting fees are included in administrative expenses. Expenses paid by the Company are not included in the statements of changes in net assets available for benefits.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
E.I.N. 91-0462470 PLAN NO. 003
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
	Common and Preferred Stock:
*	Avista Corporation	Company Stock Fund		$37,561,932
	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		1,776,309
		Total Common and Preferred Stock		39,338,241

	Mutual Funds:
	American Funds EuroPacific Growth Class R-5	Registered Investment Company		7,059,169
	Champlain Small Company Fund Advisor Class	Registered Investment Company		1,609,148
	Dodge & Cox International Stock Fund	Registered Investment Company		10,888,771
	Dodge & Cox Stock Fund	Registered Investment Company		14,832,327
	Munder Veracity Small Cap Value Fund, Class A	Registered Investment Company		2,694,612
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Company		4,435,356
*	Vanguard Institutional Index Fund	Registered Investment Company		64,034,398
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company		16,434,928
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company		17,610,606
*	Vanguard Prime Money Market Fund	Registered Investment Company		3,068,727
*	Vanguard Small-Cap Growth Index Fund	Registered Investment Company		23,074,926
*	Vanguard Small-Cap Value Index Fund	Registered Investment Company		7,342,150
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		38,996,889
*	Vanguard Total International Stock Index Fund	Registered Investment Company		26,997,763
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company		69,919,726
	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		2,041,547
		Total Mutual Funds		311,041,043

	Collective Trust:
*	Vanguard Retirement Savings Trust IV	Collective Trust		51,795,989

*	Participant Loans-Interest Rates 4.25% - 9.25%
	Maturing 2015-2024	Loan Fund		5,656,768

				$407,832,041
 * Designates party-in-interest.
** Cost omitted for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 17, 2015.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By:	/s/ Karen S. Feltes
Name:	Karen S. Feltes
Title:	Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23.    Independent Auditors' Consent of CliftonLarsonAllen LLP

2-1